The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

January 3, 2013

Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3611

Re:	Coil Tubing Technology, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 13, 2012
File No. 333-184443

Dear Ms. Parker,

In response to your comment letter dated December 27, 2012, Coil Tubing Technology, Inc. (the “Company,” “CTT,” “we,” and “us”) has the following responses.

Amendment No. 1 to Registration Statement on Form S-1

Description of Business, page 37

Amendments to Certificate of Incorporation, page 40

1.
We note your disclosure concerning the Series A Preferred Stock Cancellation Agreement.  You state that “[a]s a result of the cancellation, Holdings has sole voting control over and holds 100% of the outstanding securities of Holdings [emphasis added].” We note similar statements on pages 66, F-11 and II-4. Please revise to clarify, if true, that you – the registrant – hold the outstanding securities of Holdings.

RESPONSE:

The Company has revised its disclosures in its amended Registration Statement to clarify that “the Company” holds the outstanding securities of Holdings.

Description of Business Operations, page 41

Tools and Services, page 42

2.
We note your response to our prior comment six, and we note that you have added the following language under the subheading “Coiled Tubing Drilling” on page 43: “We cause to be manufactured (i.e., we do not purchase such products off the shelf, but instead have the following tools manufactured by third parties based on our engineering specifications and plans) …”  It is unclear whether this language also applies to the products listed under the two subheadings that follow, “Thru Tubing Well Maintenance” and “Coiled Tubing Fishing.” Please revise your disclosure to clarify this issue.

RESPONSE:

The Company has revised and clarified its prior response and has clarified under “TOOLS AND SERVICES” that it causes to be manufactured (i.e., does not purchase such products off the shelf, but instead has the tools manufactured by third parties) the tools described under “Coil Tubing Drilling”, “Thru Tubing Well Maintenance” and “Coil Tubing Fishing”.

Regards,

/s/ John S. Gillies
John S. Gillies
Associate